Exhibit 23.01

Independent Auditors’ Consent

The Board of Directors

ZAMBA Corporation:

We consent to incorporation by reference in registration statements No. 333-62783, 333-66021, and 333-52082 on Form S-8 of ZAMBA Corporation of our report dated January 22, 2003, except as to note 10, which is as of January 27, 2003, notes 2, 9, 11 and 18, which are as of February 19, 2003, and note 17, which is as of March 13, 2003, relating to the consolidated balance sheets of ZAMBA Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which report appears in the 2002 annual report on Form 10-K of ZAMBA Corporation.

/s/ KPMG LLP

Minneapolis, Minnesota
March 28, 2003